Exhibit (k)(3)

1775 I Street, N.W. Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

December 6, 2011

The Mexico Fund, Inc.

1775 I Street, N.W.

Washington, DC 20006

Re: Service Agreement between The Mexico Fund, Inc. (the “Fund”) and Dechert LLP (“Firm”)

Gentlemen:

Pursuant to a letter agreement dated June 22, 2000, as subsequently superseded on June 22, 2001 and on March 8, 2006, the Firm agreed to provide certain administrative services to the Fund. This letter agreement (the “Agreement”) shall supersede the terms and conditions of the March 8, 2006 letter.

The Fund desires to retain the Firm to provide certain administrative services for the Fund, and the Firm is willing to furnish such administrative services, on the terms and conditions hereinafter set forth. The Fund hereby appoints the Firm to provide the services set forth below, subject to the overall supervision of the Board of Directors of the Fund, for the period and on the terms set forth in this Agreement. The Firm hereby accepts such appointment and agrees during such period to render the services herein described for the compensation herein provided. All services provided by the Firm hereunder are administrative, ministerial services to be executed pursuant to instructions received from the Fund or Impulsora, and are not the rendering of legal advice in connection with the Firm’s services as legal counsel to the Fund and as independent counsel to the independent directors of the Fund.

The administrative services which the Firm will provide to the Fund under this Agreement are as follows: The Washington, D.C. office of the Firm, as the official address of the Fund, receives and processes all mail and other communications and inquiries received concerning the Fund, and dispatches materials, as appropriate, to the Fund’s investment adviser, transfer agent, independent auditor and other service providers. The Firm also makes and otherwise facilitates arrangements relating to the Fund’s quarterly board meetings and stockholder meetings. The Firm may perform miscellaneous additional administrative services as the parties may agree from time to time.

All services will be provided by partners, employees or agents of the Firm. The majority of services will be performed at the Firm’s Washington, DC office. The Firm reserves the right to subcontract any or all such services to any other person or entity, with the prior consent of the Fund, all of which services shall at all times be conducted outside of Mexico.

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December 6, 2011

As compensation for the services rendered and the expenses borne by the Firm pursuant to this Agreement, the Fund agrees to pay to the Firm $750 per month. Each fee payment by the Fund to the Firm will be made upon submission of invoice therefor.

It is understood that the services of the Firm are not deemed to be exclusive, and nothing in this Agreement will prevent the Firm, or any partner, employee or agent, from providing similar services to any other client of the Firm.

Neither the Firm nor any partner, employee or agent of the Firm shall be subject to, and the Fund shall indemnify and hold such persons harmless from and against, any and all direct and indirect claims, damages, losses, liabilities or expenses (including the reasonable costs of investigation and reasonable attorney’s fees) incurred in connection with any act or omission in the course of, connected with or arising out of any services to be rendered hereunder, except a loss relating to willful misfeasance, bad faith or gross negligence on the Firm’s part in the performance of, or from reckless disregard by the Firm of its obligations and duties under this Agreement. Such right to indemnification will survive the termination of this Agreement.

The Firm undertakes that it will not disclose any nonpublic personal information relating to the Fund’s shareholders to any third party (other than companies that perform fund accounting and/or marketing services for the Fund or financial institutions with whom the Fund has joint marketing arrangements) without the Fund’s prior written consent unless so required by law.

This Agreement may be terminated by either party on 30 days’ notice to the other party. This agreement shall be effective as of November 1, 2011, and will remain effective until terminated.

This Agreement shall be construed in accordance with the laws of the State of Maryland, provided that nothing herein shall be construed as being inconsistent with the 1940 Act, the Investment Advisers Act of 1940, as amended, and regulation or orders of the United States Securities and Exchange Commission.

If any provisions of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to the extent, the provisions of this Agreement shall be deemed to be severable.

Very truly yours,

Dechert LLP

By:	/s/ Sander M. Bieber
Sander M. Bieber

Accepted:

THE MEXICO FUND, INC.

By:	/s/ Emilio Carrillo Gamboa
Authorized signature